

January 25, 2013

Via E-mail
Boyd P. Gentry
President and Chief Executive Officer
AdCare Health Systems, Inc.
5057 Troy Rd, Springfield, OH
45502-9032

> **Re: AdCare Health Systems, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed March 19, 2012**
> **Form 10-Q for the quarterly period ended September 30, 2012**
> **Filed November 13, 2012**
> **Response dated January 4, 2013**
> **File No. 001-33135**

Dear Mr. Gentry:

We have reviewed your response letter and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarterly period ended September 30, 2012

Note 8 - Notes payable, page 11

1. It does not appear from your response to comment two of our letter dated December 19, 2012 that your existing loan with PrivateBank complied with the long-term classification criteria of ASC 470-10-45-14 at the time you filed your September 30, 2012 financial statements. Two of your credit facilities with PrivateBank that were refinanced in December 2012 after your September 30, 2012 balance sheet was issued. These December 2012 refinancing transactions do not therefore meet the long-term classification criteria of ASC 470-10-45-14a. The one remaining credit facility with PrivateBank has not yet been refinanced and does not therefore meet the long-term classification criteria of ASC 470-10-45-14a.   As indicated in your response, your

PrivateBank Letter agreement does not clearly permit a long-term refinancing of these PrivateBank facilities on a non-cancellable basis and does not therefore meet the long-term classification criteria of ASC 470-10-45-14b. It remains unclear to us why you should not classify your PrivateBank credit facilities as current liabilities in your June 30, 2012 and September 30, 2012 consolidated balance sheets in accordance with ASC 470-10-45-14. Please advise.

Revolving Credit Facilities, page 12

2. We note that your Gemino-Bonterra credit facility, disclosed on page 12, contains debt covenants regarding Bonterra's fixed charge coverage ratio and other matters. Tell us whether your credit facilities, mortgage notes, bonds and other credit obligations contain debt covenants restricting your leverage, payment of dividends and/or other significant matters. As applicable, in future filings, please discuss the extent of headroom in the financial covenants of your credit facilities, mortgage notes, bonds and other debt in more detail by disclosing the significant financial and other covenants, identifying the levels and ratios required by the covenants, and disclosing your actual levels and ratios corresponding to each covenant.

Please file all correspondence over EDGAR. You may contact Joseph M. Kempf, Senior Staff Accountant, at 202-551-3352, or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835, if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Lori Gelchion, Esq.
        Rogers & Hardin LLP